UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Rokwader, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

77543T
(CUSIP Number)

Robert Wallace
Coco Partners, LLC
15466 Los Gatos Blvd. #109-352
Los Gatos, CA 95032
(408) 221-6900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77543T

1.	Names of Reporting Persons Coco Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,150,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,150,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,150,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 87.8%*

14.	Type of Reporting Person (See Instructions) OO (Other)

*Based on 2,951,110 shares of common stock (the “Common Stock”) of the Issuer outstanding as of March 9, 2015 as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and assumes full exercise of the warrant to purchase an aggregate of 5,900,000 share of Common Stock.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share, (the “Common Stock”) of Rokwader Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 21900 Burbank Blvd., 3rd Floor, Woodland Hills, CA 91367.

Item 2.	Identity and Background

(a) This statement is being filed by Coco Partners, LLC., a Delaware limited liability company (the “Reporting Person”).  Additionally, information is included herein with respect to (i) Gateway Advisors, Inc., a Delaware corporation and the manager of the Reporting Person (the “Manager”) and (ii) Mr. Robert Wallace, the President and sole stockholder of the Manager.  The Reporting Person, the Manager and Mr. Wallace collectively referred to as “Filing Persons”.

(b) The address of the principal business and office of each of the Filing Persons and is 15466 Los Gatos Blvd, #109-352, Los Gatos, CA 95302.

(c) The principal business of each of the Filing Person is to invest in and acquire equity interests in small publicly-traded companies and certain real estate platform company for the purpose of advancing an investment strategy to acquire other targeted businesses.

(d) During the five years prior to the date hereof, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years prior to the date hereof, none of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On April 28, 2015, the Issuer entered into a Securities Purchase Agreement (“SPA”) with the Reporting Person, pursuant to which the Company agreed to issue and sell to the Reporting Person (i) a maximum of 15,250,000 shares (the “Shares”)  of Common Stock and (ii) a warrant to purchase an aggregate of 5,900,000 shares of Common Stock (the “Warrant”) for an aggregate maximum purchase price of $6,100,000 (the “Purchase Price”).   The payment for the Purchase Price will be made in two tranches.  On initial closing date (the “Closing”), the Reporting Person will pay $3,050,000 to the Company in exchange for 7,625,000 shares of Common Stock and the Warrant.   The Reporting Person has the right to purchase a second tranche of the Shares by delivering to the Company, on or prior to June 30, 2015, a take-down commitment letter to purchase the remaining 7,625,000 shares of Common Stock in the amount of $3,050,000.

The terms of the Warrant provide that the Reporting Person has the right to purchase, at any time after the Closing until April 1, 2020, up to (i) 5,000,000 shares of Common Stock at an exercise price of $0.60 per share, (ii) 500,000 shares of Common Stock at an exercise price of $1.00 per share and (iii) 400,000 shares of Common Stock at an exercise price of $1.25 per share.  The Warrant includes certain anti-dilution adjustments to the exercise prices in the event of payment of dividend, subdivision and combination with respect to outstanding shares of the Common Stock.

The SPA contains certain customary representations, warranties, covenants and closing conditions.  In addition, in connection with the Closing, (i) Mr. Yale Farar will resign from his position as President of the Issuer; (ii) Mr. Gary Saderup will resign his positions as the Corporate Secretary and a member of the Board of Directors of the Issuer (the “Board”); (iii) Mr. Steve Dorff will resign from his position as the President of Latigo Shore Music, Inc., a wholly-owned subsidiary of the Issuer; and (iv) Mr. Wallace will be appointed to serve as the Issuer’s Chief Executive Officer, Chief Financial Officer and Corporate Secretary and a member of the Board.

In addition, the Issuer will issue 317,392 shares of Common Stock and at the Closing pay $250,000 in cash to Brooktide, LLC, an entity controlled by Mr. Farar, as full satisfaction of certain outstanding debt of $446,060 owed by the Issuer to Brooktide, LLC.  As security for certain indemnification obligations of the Issuer and Mr. Farar in favor of the Reporting Person, such 317,392 shares of Common Stock (the “Holdback Shares”) will be held in an escrow account for a period of 12 months from the Closing, during which the Reporting may be entitled to offset any indemnifiable claims against the Holdback Shares.   The Reporting Person is not deemed to have beneficial ownership of the Holdback Shares, which are excluded from the number of shares of Common Stock beneficial ownership reported herein.

The description of the SPA and the Warrant  herein is qualified in its entirety by reference to the full text of the SPA and the Warrant, copies of  which  are attached hereto as Exhibit 1 and  Exhibit 2 hereto, respectively, and incorporated herein by reference.

The working capital of the Reporting Person was the source of the funds for the purchase of the Shares and Warrants described above.

Item 4.	Purpose of Transaction

The information set forth in Item 3 above is incorporated by reference into this Item 4.  The Filing Persons acquired the securities described above to facilitate an investment strategy in which the Reporting Person acquires a controlling interest in the Issuer, and the securities of the Issuer may be used as acquisition currency to be used by the Reporting Person, along with cash, to acquire equity stake in certain other operating companies, as well as providing a means to monetize those equity stakes.  As a result of the transaction contemplated by the SPA above, the Reporting Person will effectuate a change of control of the Issuer that resulted in (i) the Reporting Person owning approximately 87.8% of outstanding shares of Common Stock of the Issuer; (ii) the resignation of a number of executive officers and directors of the Issuer as described in Item 3 above; and (iii) the appointment of Mr. Wallace as the Issuer’s Chief Executive Officer, Chief Financial Officer and Corporate Secretary and a director on the Board.  The Bylaws of the Issuer provide that the number of directors constituting the entire Board of Directors shall be not less than two (2) nor more than nine (9) members with the exact number of directors to be fixed by resolutions of the Board.  The Board approved the resolutions effective as of the Closing to set the number of seats of the Board at seven (7).  Following the closing, the Common Stock of the Issuer will continue to be quoted in the OTC market with the symbol “ROKR.”

Depending on market conditions and the continuing evaluation of the business and prospects of the Issuer and the investment strategy of the Reporting Person, the Filing Persons may dispose of the securities of the Issuer. The Filing Persons expect to consider and evaluate on an ongoing basis all their options with respect to dispositions of their investment in the Issuer. There can be no assurance as to when, over what period of time, or to what extent the Filing Persons may decide to increase or decrease their ownership interest in the Issuer.

Except as disclosed herein, none of the Filing Persons, has any plans that would result in:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) As more fully described in Item 3 above, Coco Partners, LLC is the beneficial owner of an aggregate of 21,150,000 shares of the Issuer’s Common Stock, consisting of 15,250,000  shares of Common Stock and Warrant to purchase an aggregate of 5,900,000 shares of Common Stock, representing approximately 87.8% of outstanding shares of Common Stock of the Issuer.  By virtue of its status as the manager of Coco Partners, LLC, Gateway Advisors, Inc. may be deemed the beneficial owner of 21,150,000 shares of the Issuer’s Common Stock, representing approximately 87.8% of outstanding shares of Common Stock of the Issuer.  By virtue of Mr. Wallace’s status as the President and the sole stockholder of Gateway Advisors, Inc., Mr. Wallace may be deemed the beneficial owner of 21,150,000 shares of the Issuer’s Common Stock.  Mr. Wallace hereby disclaims such beneficial ownership and this filing shall not be construed as an admission that Mr. Wallace is, for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Shares and Warrant described herein.

The percentage calculation was based on 2,951,110 shares of Common Stock of the Issuer outstanding as of March 9, 2015 as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and assumes full exercise of the Warrant to purchase an aggregate of 5,900,000 share of Common Stock.

(b) Coco Partners, LLC is the beneficial owner of an aggregate of 21,150,000 shares of the Issuer’s Common Stock and has shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, 21,150,000 shares of Common Stock.  By virtue of its status as the manager of Coco Partners, LLC, Gateway Advisors, Inc. may be deemed to share voting and dispositive power with respect to 21,150,000 shares of Issuer’s Common Stock beneficially owned by Coco Partners, LLC.  By virtue of his status as the President and the sole stockholder of Gateway Advisors, Inc., Mr. Wallace may be deemed to share voting and dispositive power with respect to the 21,150,000 shares of Issuer’s Common Stock beneficially owned by Coco Partners, LLC.  Mr. Wallace hereby disclaims such beneficial ownership and this filing shall not be construed as an admission that Mr. Wallace is, for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Shares and Warrant described herein.

(c) During the past sixty days prior to the date hereof, the following transactions occurred:

Other than as described in Items 3 and 4 above, during the past sixty days prior to the date hereof, the Filing Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d) No person, other than the Filing Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person and no person, other than the Filing Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As disclosed in Item 3 above, pursuant to the SPA, in connection with the Closing, (i) Mr. Yale Farar resigned from his position as President of the Issuer; (ii) Mr. Gary Saderup resigned his positions as the Secretary of the Issuer and a director of the Board; (iii) Mr. Steve Dorff resigned from his position as the President of Latigo Shore Music, Inc., a wholly-owned subsidiary of the Issuer; and (iv) Mr. Wallace was appointed to serve as the Issuer’s Chief Executive Officer, Chief Financial Officer and Corporate Secretary and a director on the Board.

Item 7.	Material to be Filed as Exhibits

Exhibit 1

Securities Purchase Agreement dated April 28, 2015 by and between Rokwader, Inc. and Coco Partners, LLC.

Exhibit 2

Form of Warrant

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2015	Coco Partners, LLC
By: Gateway Advisors, Inc., its Manager

	By:	/s/ Robert M. Wallace
	Name:	Robert M. Wallace
	Title:	President